SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUMMIT BROKERAGE SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86601N-10-1

(CUSIP Number)

Copy To:
Marshall T. Leeds 980 North Federal Highway Suite 310 Boca Raton, Florida 33432 (561) 338-2860	W. Randy Eaddy Kilpatrick Stockton LLP 1100 Peachtree Street Atlanta, GA 30309 (404) 815-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box              ☐

(Continued on following pages)

SCHEDULE 13D

CUSIP No.     86601N-10-1

1.          NAME OF REPORTING PERSON                                 I.R.S. IDENTIFICATION NUMBER

                        Marshall T. Leeds                                                   N/A

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)           ☐
                                                                                                                                            (b)           ☐

3.         SEC USE ONLY

4.         SOURCE OF FUNDS
                        PF

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                       ☐

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                        UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED             7.            SOLE VOTING POWER
BY EACH REPORTING PERSON WITH
                                                                                                                         None

                                                                                                  8.            SHARED VOTING POWER

                                                                                                                           None  (See Note 2)

                                                                                                9.            SOLE DISPOSITIVE POWER

                                                                                                                          None  (See Note 1)

                                                                                              10.            SHARED DISPOSITIVE POWER

                                                                                                                           None

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        None

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN
             ROW (11) EXCLUDES CERTAIN SHARES                                                          ☐

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       None (See Note 3)

14.       TYPE OF REPORTING PERSON

                        IN

(1)    Does not include 5,000,000 shares of the Issuer that Mr. Leeds would have the right to purchase if certain conditions are met, and does not include options to be granted to Mr. Leeds to purchase up to 7,000,000 shares if Mr. Leeds purchases the 5,000,000 shares referred to above and Mr. Leeds becomes an executive officer of the Issuer.

(2)    If the conditions are met and Mr. Leeds purchases the 5,000,000 shares referred to in Note 1, Mr. Leeds will also obtain voting power with respect to approximately 3,241,595 currently outstanding shares owned by another affiliate of the Issuer.

(3)    If the transactions for (a) the 5,000,000 shares, (b) the 3,241,595 currently outstanding shares with respect to which Mr. Leeds may acquire voting power referred to in Note 2, and (c) the options to purchase 7,000,000 shares referred to in Note 1, are consummated, and such respective amounts of shares are then included, the percentages of the class would be 51.55% (percentage of outstanding shares owned), 84.96% (percentage of outstanding shares with power to vote), 71.86% (percentage of new outstanding share total that would be owned if all options were exercised by Leeds), and 91.27% (percentage of new outstanding share total with power to vote if all options were exercised by Leeds).

Item 1.           Security and Issuer

                       The class of equity securities to which this Statement relates is common stock, par value $.0001 per share (the “Common Stock”), of Summit Brokerage Services, Inc., a Florida corporation (the “Company” or the “Issuer”).  The address of the Company’s principal executive offices is 25 Fifth Avenue, Indialantic, Florida  32903.

Item 2.          Identity and Background

                       (a)            This statement is filed by Marshall T. Leeds.

                       (b)            Mr. Leeds’ business address is 980 North Federal Highway, Suite 310, Boca Raton, Florida  33432.

                       (c)            Mr. Leeds is presently retired and acts as a private investor and adviser; however, if certain conditions are met, it is contemplated that Mr. Leeds will become the Chairman of the Board and Chief Executive Officer of the Company.

                       (d)            Mr. Leeds has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                       (e)            Mr. Leeds has not, during the last five years, been a party to a civil proceeding of a judicial or  administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or financial order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                       (f)            Mr. Leeds is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration

                       As described in Items 4, 5 and 6, Mr. Leeds has certain rights that would enable him, if certain conditions are met, to purchase an aggregate of 5,000,000 shares of Common Stock (the “Shares”) for a combination of cash and cancellation of loans equal to $500,000.  He used personal funds to make the loans that would be cancelled and would use personal funds to pay the cash portion of the purchase price for the Shares.

Item 4.           Purpose of the Transaction

                        If Mr. Leeds acquires the Shares as referenced in Item 3 and discussed further below, he will do so for purposes of entering into other transactions that would allow him to exercise a significant level of control over the Company’s operations and affairs.  Specifically, if Mr. Leeds were to purchase the Shares, he would become Chairman of the Board and Chief Executive Officer of the Company and would be entitled to replace a majority of the current directors with his designees.  In connection with such purchase, Mr. Leeds would also obtain the right to vote an aggregate of 3,241,595 currently outstanding shares of the Company’s Common Stock that is beneficially owned by Richard Parker, the Company’s current Chairman and Chief Executive Officer, who would become Vice Chairman.  Mr. Leeds is filing this Statement to report that, if certain conditions are met, those transactions might be consummated in the near future.

                        Under the terms of a Stock Purchase Agreement dated March 22, 2002 among Mr. Leeds, Mr. Parker and the Company, if certain conditions are satisfied on or prior to May 15, 2002, Mr.

Leeds will purchase the Shares and effectuate the other transactions described above on those terms.  Mr. Leeds intends to continue to review and evaluate the Company’s business and prospects in deciding whether to purchase the Shares and to assume the executive positions contemplated.  If Mr. Leeds were to consummate those transactions, he expects to consider plans or proposals which relate to or could result in the following, although, except as identified above, he does not currently have any specific plans with respect to any such matter:  (a) the acquisition or disposition of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) changes in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (d) material changes in the present capitalization or dividend policy of the Company, (e) other material changes in the Company’s business or corporate structure, or (f) other action similar to those enumerated above.

                        Mr. Leeds does not have or expect to consider any plans or proposals which relate to the Common Stock or any other class of securities of the Company:  (a) being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (b) becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act or 1934; or (c) being subject to any similar such action.

Item 5.            Interest in Securities of the Issuer

                        (a)            Mr. Leeds currently does not own any shares of Common Stock.  Mr. Leeds has contract rights (which are subject to certain conditions, including regulatory approvals of his acquisition of control of the Company) to acquire an aggregate of 5,000,000 Shares as described in Item 3; if he does so and becomes Chief Executive Officer of the Company as contemplated, he also would be issued currently exercisable options to purchase 7,000,000 shares of Common Stock.  The acquisition of the Shares and the exercise of those options would result in Mr. Leeds owning approximately 51.55% and 71.86%, respectively, of the resulting outstanding Common Stock.

                        (b)            Mr. Leeds currently does not have sole or shared power to vote, or to direct the vote of, any shares of Common Stock.  If Mr. Leeds purchases the Shares (and obtains the voting rights to the shares owned by Mr. Parker as described in Item 4), Mr. Leeds would have the power to direct the vote of an aggregate of 8,241,595 of the then outstanding shares of Common Stock, or approximately 84.96%.

                        Mr. Leeds currently does not have sole or shared power to dispose, or to direct the disposition of, any shares of Common Stock.  If Mr. Leeds proceeds with the purchase of the Shares, he will have the sole power to dispose of, or to direct the disposition of, the numbers of shares described above in paragraph (a).

                        (c)            Not applicable.

                        (d)            Not applicable.

Item 6.          Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                       On March 15, 2002, Mr. Leeds loaned Mr. Parker $100,000, for use by Mr. Parker to purchase 1,000,000 shares of Common Stock from the Company at a price of $.10 per share.  The loan was secured by a pledge to Mr. Leeds from Mr. Parker of the 1,000,000 share he purchased, plus 2,500,000 other shares of Common Stock owned by Mr. Parker and his spouse.

                       As indicated in Items 3 and 4, subject to the satisfaction of certain conditions on or prior to May 15, 2002, Mr. Leeds has certain contract rights to purchase the Shares, receive an option to purchase 7,000,000 additional shares of Common Stock, obtain voting control over an aggregate of 3,241,595 currently outstanding shares of Common Stock beneficially owned by Mr. Parker (the Company’s current Chairman of the Board and Chief Executive Officer), replace Mr. Parker in those positions, and replace a majority of the Company’s directors.  The terms and conditions of these rights are set forth in the Stock Purchase Agreement included herewith as an exhibit pursuant to Item 7.  Mr. Leeds has not completed his review and evaluation of the Company in order to finally determine whether he will exercise any of these rights.

                       Mr. Leeds has, however, loaned to Mr. Parker an aggregate of $250,000 (which was drawn from the $500,000 amount contemplated by the Stock Purchase Agreement to be paid by Mr. Leeds to purchase the 5,000,000 Shares from the Company) in order for Mr. Parker to use the $250,000 to purchase one-half of the Shares (2,500,0000) from the Company, thus providing the Company with capital that was needed immediately in order for it to fund certain of its business obligations.  As a result, if the conditions are met for Mr. Leeds to acquire the Shares, he would do so by purchasing the 2,500,000 shares acquired by Mr. Parker from the Company with the $250,000 of loan proceeds (in exchange for the cancellation of Mr. Parker’s indebtedness to him for that loan) and by purchasing the remaining 2,500,000 shares from the Company for a cash payment of $250,000.

Item 7.           Material to be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement dated March 22, 2002 among Messrs. Leeds and Parker and the Company.

Exhibit 2	Escrow Agreement dated March 22, 2002 among Messrs. Leeds and Parker, the Company, and the escrow agents named therein.

Exhibit 3	First Amendment to Escrow Agreement dated March 28, 2002 among Messrs. Leeds and Parker, the Company, and the escrow agents named therein.

Exhibit 4	Agreement (relating to loan from Leeds to Parker) dated March 28, 2002 among Messrs. Leeds and Parker and the Company.

SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 29th day of March 2002.

                                                                                                                                             /s/ Marshall T. Leeds
                                                                                                                                        Marshall T. Leeds